Julia Vax
Julia.Vax@aporter.com
+1 415.471.3173
+1 415.471.3400 Fax
10th Floor
Three Embarcadero Center
San Francisco, CA 94111-4024

March 28, 2014

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO 17 CFR §200.83

The entity requesting confidential treatment is:

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA 95403

Attn: Christopher G. Chavez

Chief Executive Officer

707-543-8800

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	TriVascular Technologies, Inc.

Registration Statement on Form S-1

Filed March 10, 2014

File No. 333-194466

Ladies and Gentlemen:

On behalf of TriVascular Technologies, Inc. (the “Company”), further to the supplemental correspondence filed with the Securities and Exchange Commission on March 25, 2014 (the “Initial Supplemental Correspondence”), and in order to facilitate your review, we supplementally advise the staff of the Division of Corporation Finance (the “Staff”) that, on March 28, 2014, the Company and the managing underwriters have agreed upon a narrowed proposed offering price range that equates to $*** to $*** per share of common stock, after giving effect to an anticipated reverse stock split of approximately 1-for-*** shares. (Note that this preliminary price range, prior to giving effect to the anticipated reverse stock split, in

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 28, 2014

correlation to the share numbers in the currently filed Registration Statement, as defined below, would be $*** to $*** per share of common stock). The proposed price range remains subject to the approval of the Pricing Committee of the Company’s Board of Directors.

The Company expects to add disclosure to the next amendment to its Registration Statement on Form S-1 (File No. 333-194466) and the preliminary prospectus included therein before it commences the road show for the offering that would be consistent with the proposed disclosure presented in the Initial Supplemental Correspondence, with the inclusion of the $*** to $*** price range noted above, and the $*** midpoint of that price range.

The Company notes to the Staff that its latest common stock fair value determination as of January 31, 2014 was $*** per share (after giving effect to an anticipated reverse stock split), which essentially very nearly falls within the offering price range noted above. The Company once again respectfully submits to the Staff that this supports the Company’s conclusion that its historic fair value determinations have been appropriate.

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter from the copy of the letter filed on EDGAR.

In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we respectfully request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 28, 2014

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (415) 471-3173 or by email at Julia.Vax@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Julia Vax

Julia Vax

cc:	Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.